Exhibit 6.4

EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”) is entered into by and between INFINITY BANK, a California banking corporation (the “Bank”), and VICTOR E. GUERRERO II (the “Employee’’) effective as February 1, 2018, which is the date the Bank commenced business as a California state chartered bank (the “Effective Date”).

1.            ENGAGEMENT. The Bank hereby engages Employee for a term of five (5) years, commencing on the Effective Date and ending on the fifth anniversary thereafter (the “Term”), to render services as Executive Vice President, Chief Financial Officer and Chief Operating Officer of the Bank pursuant to the terms and conditions hereof, and Employee hereby accepts such engagement. Employee shall work full-time for the Bank during normal business hours (excluding paid vacations) and at such other additional times as may reasonably be required by the Board of Directors of the Bank (the “Board’’). The Term shall be automatically renewed for every one (1) year period (the “Extended Term”) occurring thereafter, unless written notice is given and received not less than three (3) months prior to the end of the Term or any Extended Term of the intention of either party not to renew the same. The term for which Employee is employed hereunder (which includes the initial Term and the Extended Term) is hereinafter referred to as the “Term.”

2.            NATURE OF SERVICES. Employee shall render such services as may reasonably be required by the Board and are normally associated with the offices of Chief Financial Officer and Chief Operating Officer of the Bank and shall report to the Chief Executive Officer. Employee’s duties shall be primarily the duties as described in the job description attached to this Agreement as Exhibit A. Bank agrees that during the Term it shall not materially diminish Employee’s title, authority, status, duties or responsibilities; materially diminish Employee’s annual salary; or require Employee to locate his office to a location more than fifty miles beyond both the present location of the Bank’s principal executive offices and Employee’s current principal place of residence. The Employee agrees that to the best of Employee’s ability and experience Employee will at all times loyally and conscientiously perform all of the duties and obligations required of Employee either expressly or implicitly by the terms of this Agreement and in compliance with all applicable laws, regulations, the Bank’s chartering documents, policies, procedures, and the lawful direction of the Board of Directors. Employee shall at all times during the Term comply with the Bank’s then-current policy regarding conflicts of interest.

3.            EXCLUSIVITY. During the Term, Employee shall at all times faithfully, industriously and to the best of his ability, experience and talent perform all of the duties that may be assigned to him hereunder and shall devote his full time and efforts to the performance of such duties and to the promotion of the interests and business of the Bank; provided, however, notwithstanding the foregoing, the Employee may devote reasonable time to activities other than those required under this Agreement, including activities involving professional, charitable, community, educational, religious and similar types of organizations, speaking engagements, membership on the boards of directors of other organizations and similar types of activities to the extent that such activities do not inhibit or prohibit the performance of services under this Agreement; provided further, that the Employee will not serve on the board of any business or engage in any other business activity without the prior consent of the Board.

4.            COMPENSATION. As consideration for all services to be rendered by Employee pursuant hereto, the Bank will provide Employee the compensation set forth in this Section 4.

(a)            Base Compensation. The Bank will pay or will cause to be paid to Employee, subject to all applicable laws and requirements respecting withholding of federal, state, and/or local taxes, a fixed annual salary in the amount of $225,000, subject to annual upward adjustment as may be determined at the sole discretion of the Board. Such salary shall be payable in accordance with the normal payroll policies of the Bank.

(b)            Employee Benefits.

(i)               Reimbursements. The Bank agrees to provide, at its sole cost and expense, such office facilities and secretarial services as may be required by Employee in order to carry out his duties under this Agreement, at a level and quality normally associated with the positions of Chief Financial Officer and Chief Operating Officer of the Bank. The Bank shall reimburse Employee for all ordinary and necessary business expenses reasonably incurred by Employee in the performance of Employee’s duties and obligations under this Agreement, including, but not limited to, reimbursement for cellular telephone equipment and service, electronic organizer equipment and service, airfare and accommodations for travel, in each case in accordance with the Bank’s customary policies and subject to the reasonable review and approval of the Board, or its designee.

(ii)             Annual Vacation. Employee shall be entitled to twenty (20) days’ vacation time each year of the employment term without loss of compensation, prorated for any portion of a year according to the Bank’s policies and procedures. The time for such vacation shall be selected by Employee, subject to coordination with the availability of other members of the Bank’s management team. If Employee does not take all vacation to which he is entitled in a given year he may accrue and carry over vacation days into future years, provided that Employee may not accrue at any time more than the then applicable limit under the Bank’s policies and procedures.

(iii)            General Benefits. During the term of this Agreement, the Bank shall provide to Employee such other employee benefits in accordance with the Bank’s personnel policies as are applicable to senior executives generally such as, for example, group health insurance, 401(k) retirement plan, life, disability and other insurance benefits.

(iv)            Automobile Allowance. The Bank shall provide to Employee an automobile allowance in the amount of $750 per month during the Term.

(c)            Incentive Compensation. Employee shall be entitled to receive incentive compensation with respect to each calendar year during the Term in accordance with the Bank’s policies and subject to the Bank’s overall financial results (the “Bonus’’). The determination in each year of whether any such incentive compensation is to be paid and the actual amount thereof will be made by, and in the sole and absolute discretion of, the Board. All bonus amounts shall be paid at the same time and in the same manner as bonuses paid to other senior management of the Bank, but in no event later than 90 days after the close of the calendar year. The Bank hereby represents and warrants to the Employee that it has taken, or shall take, all corporate action necessary to ensure that the Bank’s Incentive Compensation Plan is consistent with Employee’s compensation under this Agreement.

(d)            Stock Options/Restricted Stock. Bank and Employee acknowledge that Employee will receive the grant of certain stock options and restricted stock units of the Bank’s stock subject to the Award Agreements attached to this Agreement as Exhibit B and C (“Award Agreements”).

5.            REPRESENTATIONS AND WARRANTIES.

(a)            Representations of Employee. Employee represents and warrants that Employee has all right, power, authority and capacity, and is free, to enter into this Agreement; that by doing so Employee will not violate or interfere with the rights of any other person or entity; and that Employee is not subject to any contract, understanding or obligation which will or might prevent, interfere with or impair the performance of this Agreement by Employee.

(b)            Representations of the Bank. The Bank represents and warrants that the Bank has all right, power and authority, without the consent of any other person, to execute and deliver and perform its obligations under this Agreement. All corporate and other actions required to be taken by the Bank to authorize the execution, delivery and performance of this Agreement and the consummation of all transactions contemplated hereby have been duly and properly taken. This Agreement is a lawful, valid and legally binding obligation of the Bank, enforceable in accordance with its respective terms, subject to bankruptcy, insolvency and other similar equitable remedies available to creditors.

6.            CERTAIN RIGHTS OF THE BANK.

(a)            Announcement. The Bank shall have the sole right (but not the obligation) to make a public announcement of the Bank’s employment of Employee, provided that the Bank shall make no announcement concerning the financial or economic terms of this Agreement without Employee’s prior written consent, except as may be required by applicable law or regulation.

(b)            Use of Name Likeness, and Biography. The Bank shall have the right (but not the obligation) to use, publish and broadcast, and to authorize others to do so, the name, approved likeness and approved biographical material of Employee to advertise, publicize and promote the business of the Bank and its affiliates. An “approved likeness” and “approved biographical material” shall be, respectively, any photograph or other depiction of Employee, or any biographical information or life story concerning the professional career of Employee, which has been submitted to and approved by Employee prior to its first use, publication or broadcast.

(c)            Right to Insure. The Bank shall have the right to secure in its own name, or otherwise, and at its own expense, life, health, accident or other insurance covering Employee, and Employee shall have no right, title or interest in and to such insurance. Employee shall assist the Bank in procuring such insurance by submitting to reasonable examinations and by signing such applications and other instruments as may be reasonably required by the insurance carriers to which application is made for any such insurance.

7.            INDEMNIFICATION BY THE BANK. The Bank shall, to the fullest extent permitted by law, indemnify, defend and hold harmless Employee from and against any and all loss, damage, expense (including court costs and reasonable attorneys’ fees), suit, action, claim, liability, or obligation (collectively, “Liability”) to which Employee may become subject related to or caused by the Bank or any of its affiliates, or arising from the performance or nonperformance of duties as an employee, officer or director of the Bank or any of its affiliates, unless such Liability is in any way attributable to the negligence, gross misconduct, repeated or blatant insubordination, theft or other criminal act of Employee, as determined by a final adjudication by a court or tribunal of competent jurisdiction. The Bank shall continue to maintain directors’ and officers’ liability insurance in commercially reasonable amounts (but in no event less than as in effect on the Effective Date) and the Employee shall be covered under such insurance to the same extent as other senior management employees and directors of the Bank. The Bank agrees that it shall not amend its bylaws so as to limit the Bank’s ability to indemnify Employee.

8.            TERMINATION. This Agreement may be terminated prior to the expiration of the Term (a “Termination Event’’) as follows:

(a)            Mutual Agreement. This Agreement may be terminated at any time by mutual written agreement of the parties.

(b)            Cause. The Bank may terminate this Agreement upon written notice to Employee for “Cause,” which shall mean (i) the conviction of Employee for a felony, (ii) the commission by Employee of any act or omission involving dishonesty, disloyalty, breach of fiduciary duty or fraud with respect to the Bank and/or any of its affiliates, (iii) gross negligence or incompetence in the performance or non-performance of duties in his capacity as Chief Financial Officer and Chief Operating Officer of the Bank; (iv) a pattern of willful misconduct or repeated or blatant insubordination in the performance of his duties; or (v) Employee’s material breach of or default under this Agreement.

(c)            Disability. The Bank may terminate this Agreement upon written notice to Employee if Employee shall be rendered incapable by reason of a “disability” from complying with the terms, provisions and conditions hereof on his part to be performed during the Term. The term “disability” shall mean the appointment of a conservator of the estate of Employee or the physical or mental incapacity of Employee such that he is incapable, after reasonable accommodation for such disability, of reporting to work for a period in excess of 90 consecutive calendar days or for shorter periods aggregating 120 days or more in any 12-month period or is unable to perform the essential functions of his job.

(d)            Death. This Agreement shall terminate in the event of Employee’s death.

(e)            Resignation. This Agreement shall terminate upon Employee’s voluntary resignation from the Bank.

(f)            Bank’s Election. The Bank may terminate this Agreement at any time upon written notice to Employee; provided, however, any such termination without Cause shall entitle Employee to compensation under Section 10 hereof.

(g)            Termination for Good Reason by Employee. During the Term of this Agreement, Employee may terminate his employment for “Good Reason,” as that term is defined below. In the event of a termination for Good Reason by Employee, such termination will be treated as a termination of Employee by Bank without Cause, in which case Employee will have all remedies to which he may be entitled at law, in equity, or under this Agreement. The term “Good Reason” shall mean:

(1)  Breach. The breach of this Agreement by the Bank, including but not limited to, a material diminution in job duties or responsibilities, Employee’s title, authority or status, a relocation of Employee’s office and Employee’s annual salary inconsistent with this Agreement, and any attempt by Bank to terminate this Agreement without Cause.

(2)  Change of Control. Within three (3) months following a transaction or event resulting in the group of persons (together with their respective affiliates and trusts) who own a 25% or more controlling interest in the Bank on the Effective Date, ceasing to own a 25% or more controlling interest in the Bank, Employee may terminate his employment and it will be deemed a Termination for Good Reason if the Bank or its successor entity has not fully adopted and ratified this Agreement and assumed all duties and obligations thereunder.

In order to resign his employment from the Bank for “Good Reason” under Section 8(g)(1) above, Employee must first provide written notice to the Board of Directors of the Bank setting forth with reasonable detail the nature of the Good Reason within 30 days from the occurrence of a Good Reason event, and Employee’s resignation for Good Reason shall only be effective as a resignation for Good Reason if the Bank has not cured or remedied the Good Reason event within 30 days after its receipt of Employee’s written notice (the “Cure Period”). This requirement shall not apply to a termination by Employee for Good Reason due to a change of control, as set forth above.

9.            RETURN OF BANK PROPERTY. Within 5 days after the termination of this Agreement, Employee shall return to the Bank all equipment (including, without limitation, computers, software, credit cards, cellular or other telephones, pagers and organizers), products, work papers, books, records, forms, data processes, papers and writings relating to the business of the Bank including without limitation the Bank’s proprietary or licensed computer programs, customer lists and customer data, and/or copies or duplicates thereof in Employee’s possession or under Employee’s control. Employee shall not retain any copies or duplicates of such property and all licenses granted to him by the Bank to use such computer programs, data or software shall be revoked upon termination of this Agreement.

10.            EFFECT OF TERMINATION. If Employee resigns from the Bank or if Employee’s employment with the Bank is terminated pursuant to any provision of Section 8 (other than subsection (f) and (g) thereof or as provided below), then Employee shall be entitled solely to any base salary accrued through the date of such termination or resignation pursuant to Section 4(a), along with the cash value of any unused vacation benefits under Section 4(b)(ii) and any options or restricted stock units granted pursuant to Section 4(d) that have vested as of such date. If Employee’s employment with the Bank is terminated pursuant to Section 8(f) or Section 8(g), or if Employee resigns based upon a breach of this Agreement on the part of the Bank which the Bank has failed to cure within 30 days after receipt of written notice from Employee of such breach, then Employee shall be entitled to receive (1) such accrued base compensation, if any, as is due pursuant to Section 4(a) and the cash value of any unused vacation pursuant to Section 4(b)(ii); (2) a lump sum cash amount equal to his base compensation pursuant to Section 4(a) for a period of twelve (12) months, along with the cash value of vacation benefits under 4(b)(ii) for twelve (12) months; and (3) the 90-day right to exercise any options or restricted stock units granted pursuant to Section 4(d) that have vested as of the date of termination of Employee’s employment.

11.            GENERAL.

(a)            Assignment; Successors; Affiliates. The Bank may not assign this Agreement (or the interest of the Bank herein) except to any affiliate of the Bank or to any entity or its affiliates which is a party to a merger, reorganization, or consolidation with the Bank or to an entity or entities acquiring substantially all of the assets of the Bank (providing any such assignee assumes the Bank’s obligation under the Agreement). Upon such assignment, acquisition, merger, consolidation, or reorganization, the term “Bank” as used herein shall be deemed to refer to such assignee or such successor entity. Employee shall not have the right to assign Employee’s interest in this Agreement, any rights under this Agreement or any duties imposed under this Agreement, nor shall Employee (or Employee’s spouse, heirs, beneficiaries, administrators or executors) have the right to pledge, hypothecate or otherwise encumber Employee’s right to receive compensation hereunder without the consent of the Bank. The right of assignment by the Bank shall not prejudice Employee’s right to terminate this Agreement pursuant to Section 8 hereof.

(b)            Headings. The subject headings of the sections and subsections of this Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of its provisions.

(c)            Incorporation by Reference of Relevant Regulatory Law. This Agreement incorporates by reference 12 U.S.C. §1828(k) and any regulations promulgated thereunder with regard to legal restrictions on the payment of golden parachute and indemnification payments. In the event any payments to Employee pursuant to this Agreement are prohibited or limited by the provisions of such statute and/or regulation, the Bank will use its commercially reasonable efforts to obtain the consent of the appropriate regulatory authorities for the payment by the Bank to Employee of the maximum amount that is permitted (up to the amount payable under the terms of this Agreement).

(d)            Severability. It is agreed that if any term, covenant, provision, paragraph or condition of this Agreement shall be illegal, such illegality shall not invalidate the whole Agreement, but it shall be construed as if not containing the illegal part, and the rights and obligations of the parties shall be construed and enforced accordingly.

(e)            Entire Agreement. The parties hereto agree that this Agreement, and the related stock option and restricted stock agreement(s), supersede all existing agreements between the Bank and Employee, whether oral, written, expressed or implied, and contain the entire understanding and agreement between the parties. This Agreement shall not be amended, modified, or supplemented in any respect except by a subsequent written agreement entered into by both parties hereto.

(f)            Amendment and Waiver. This Agreement may be amended, modified or supplemented only by a writing executed by each of the parties. Either party may in writing waive any provision of this Agreement to the extent such provision is for the benefit of the waiving party. No waiver by either party of a breach of any provision of this Agreement shall be construed as a waiver of any subsequent or different breach, and no forbearance by a party to seek a remedy for noncompliance or breach by the other party shall be construed as a waiver of any right or remedy with respect to such noncompliance or breach.

(g)            Review of Terms. Without binding either of the parties in any respect, the parties intend to review the terms of this Agreement on a periodic basis and discuss such potential modifications thereto as they may mutually agree upon.

(h)            Choice of Law. This Agreement and the performance hereunder shall be governed by and construed in accordance with the laws of the State of California, without regard to the conflict of laws provisions of any state.

(i)            Notices. Any notices to be given hereunder by any party to any other party may be effected by personal delivery in writing or by mail, registered or certified, postage prepaid with return receipt requested. Mailed notices shall be addressed to the parties at the addresses appearing below, but each party may change his address by written notice in accordance with this Section. Notices delivered personally shall be deemed communicated as of actual receipt; mailed notices shall be deemed communicated 3 days after mailing. In addition, notices and communications may be sent by telephone facsimile transmission or electronic mail, provided manually signed confirming copies are also sent in the manner set forth in the second sentence of this Section, in which event delivery shall be deemed upon receipt of the facsimile transmission or electronic mail.

If to the Bank:	INFINITY BANK
6 Hutton Centre, Suite 100
Santa Ana, California 92707
Attention: Corporate Secretary
Fax: (714) 619-7456
Email: elaine@goinfinitybank.com

If to Employee:	Victor E. Guerrero II
2723 Woodacre Street
Brea, CA 92821
Fax:_____________________
Email: victor1212@yahoo.com

or to such other addresses as may be designated in writing by either of the parties.

(j)            Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original document, but all of which taken together shall constitute one and the same document.

IN WITNESS WHEREOF, the Bank and Employee have executed this Agreement as of the Effective Date.

INFINITY BANK:

By:
Name:Raymond J. Gagnon
Title: Chairman of the Board

EMPLOYEE:

Victor E. Guerrero II